UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 24, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Condensed Interim Consolidated

Financial Statements

as of and for the six-month period

ended June 30, 2017

English translation of the original prepared in Spanish for publication in Argentina

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2017 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of June 30, 2017 and December 31, 2016, and for the six-month periods ended June 30, 2017 and 2016. These condensed interim consolidated financial statements have been prepared in accordance with and complied with IAS 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

The condensed interim consolidated financial statements of the Company for the six-month period ended June 30, 2017 have been subject to a jointly limited review performed by Price Waterhouse & Co. S.R.L. ("Price") and Pistrelli, Henry Martin and Asociados S.R.L. The Company’s consolidated financial statements for the six-month periods ended June 30, 2016, 2015, 2014 and 2013 have been subject to a limited review performed by Price.

1. Results of Operations

The following table presents a summary of the consolidated results of operations for the six-month periods ended June 30, 2017 and 2016:

Overview

For the six-month period ended June 30, 2017, the Company has reported a total comprehensive income of Ps. 1,300.4 million, compared with a total comprehensive income of Ps. 317.4 million reported in the same period last year, representing a Ps. 983.0 million increase.

This positive variation was mainly due to the increase in operating income of Ps. 1,219.7 million, which amounted to Ps. 2,257.0 million for the first half of 2017 from Ps. 1,037.3 million obtained in the same period of the previous year.

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This positive variation was due to higher net revenues in the Liquids Production and Commercialization segment by Ps. 1,116.3 million due to the combined effect of higher international reference prices and the increase in volumes sold during the first half of 2017. Likewise, net revenues from the Natural Gas Transportation segment increased by Ps. 904.2 million, mainly as a result of the application of the tariff increases resolved by Resolutions No. 3724/2016 ("Resolution 3724") and No. 4362/2017 (the "Resolutions"). These effects were partially offset by higher operating costs and administrative and selling expenses of Ps. 996.7 million.

The net financial results showed a positive variation of Ps. 299.3 million, mainly as a result of the lower depreciation of the Argentine peso during the first half of 2017.

On March 30, 2017, the National Gas Regulatory Body ("ENARGAS") issued Resolution No. 4362/2017 ("Resolution 4362"), which approved the technical-economic studies that emerged from the Integral Tariff Review process ("RTI" for its acronym in Spanish), initiated in April 2016. On the same date, the Company initiated the Integral Renegotiation License Agreement (“Integral Renegotiation Agreement”), which is being approved by the Ministry of Energy and Mining of the Nation ("MINEM"), the Ministry of Finance, Procurement of the Treasury of the Nation, the General Syndicate of Public Companies and the National Congress, for later ratification of the Executive Branch. It should be noted that the new tariff terms applicable to the Natural Gas Transportation segment were not included in the 2017 Integral Agreement, but an ambitious investment plan (the "Five-Year Investment Plan") was also approved for the five-year period April 1, 2017 - March 31, 2022. This Five Year Investment Plan will involve works by Ps. 6,786.5 million representing a value up to 4 times higher than the level of investments made for this business segment in the last 5 years.

It is worth noting that the tariff increase received through Resolution 3724 entails the execution of important investments (the "2016 Investment Plan"), which together with the Five-Year Investment Plan will be of utmost importance for the provision of a reliable service and insurance. As of June 30, 2017, the total accumulated investments made by these plans amounted to Ps. 810.5 million. Due to the delays in the implementation of the tariff increase authorized by Resolution 3724, the 2016 Investment Plan is in process of execution and will involve the execution of additional works by Ps. 143.5 million.

In the context of the steady increase in TGS’ operating costs occurred over the last 16 years, which could only be partially offset by temporary tariff increases granted by ENARGAS, the completion of the RTI process will provide the Company with a framework of certainty in the performance of its regulated activity.

Net revenues

Natural Gas Transportation

The Natural Gas Transportation business segment represented approximately 35.1% and 30.6% of TGS’ total net revenues during the six-month period ended June 30, 2017 and 2016, respectively. These business segment´s revenues are derived mainly from firm Natural Gas Transportation contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the customer. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services for the Natural Gas Transportation facilities, which belong to the gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. For this service, the Company receives from customers who subscribed incremental natural gas transportation capacity the Charge for Access and Use (“CAU”). Since its inception in 2005, the CAU has remained unchanged since until its first update in May 2015.

Revenues derived from Natural Gas Transportation segment in the first half of 2017 increased by Ps. 904.2 million, compared to those obtained in the same period of 2016. The increase is mainly

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due to the combined effect of the full application throughout the first half of 2017 of the tariff increase granted by Resolution 3724 issued by ENARGAS, which established the 200.1% tariff increase as from April 1, 2016 and of the increase granted pursuant to Resolution 4362 mentioned below.

Effective on April 1, 2017, within the framework of Resolution No. 74-E / 2017 ("Resolution 74") of the MINEM, ENARGAS issued Resolution 4362, in which the Company received an average tariff increase of 58% in the tariff charts applicable to the Natural Gas transportation service. This tariff increase was granted under the transitional agreement concluded on March 30, 2017 with MINEM (the "2017 Transitional Agreement") and the signing of a new version of the 2017 Integral Renegotiation Agreement which is still subject to the approval of different government agencies and the National Congress and must be ratified by the National Executive Branch.

In addition, Resolution 4362 provided for the approval of the economic studies that will culminate with the RTI process, whose tariff increase, if applied in full as of April 1, 2017, would have meant an increase on a tariff of the natural gas transportation service and CAU of 214% and 37%, respectively. Pursuant to Resolution 74, such tariff increase will be granted in stages: (i) 30% of the increase as from April 1, 2017 (implemented through the 2017 Transitional Agreement), (ii) 40% of the increase as from December 1, 2017 and (iii) 30% of the increase as from April 1, 2018.

It should be noted that this tariff increase was granted for TGS in order to obtain the necessary resources to execute the Five Year Investment Plan to be controlled by ENARGAS. Said plan includes indispensable works to attend the operation and maintenance, to provide a quality service, safe and reliable.

Once the Integral Renegotiation Agreement is approved and ratified by the Executive Branch and the resulting tariff charts are published, the RTI process will be completed, which means a very important step for the Company to finally recover -after 16 years- the tariff charts through the collection of a fair and reasonable tariff that will allow developing a sustainable business ensuring the provision of an essential public service such as natural gas transportation.

Production and Commercialization of Liquids

Liquids Production and Commercialization segment revenues accounted for approximately 58.0% and 62.0% of the total net revenues in the six-months periods ended June 30, 2017 and 2016, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. (“Polisur”) at agreed prices.

Liquids Production and Commercialization segment revenues reached Ps. 3,174.8 million in the six-month period ended June 30, 2017 a 54.2% increase in comparison with the same six-month period of 2016). The main cause of the increase in net revenues corresponds to the increase in international reference prices in the first half of 2017.

In addition, and favoring the positive impact of international reference prices, total volumes shipped increased by 9.8% or 47,135 tons in the first half of 2017 compared to the same period in 2016, having been the total sales made by TGS’s own account .

During the first half of 2017, TGS continued to meet the requirements of the MINEM regarding the volumes to be supplied to the domestic market both under the Programa Hogares con Garrafa ("Plan Hogar") and the Supply Agreement for Propane Gas Distribution Networks (“Propane Networks Agreement”).

In this sense, Resolution 74 established as from April 1, 2017 an increase in the price of indiluted

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propane gas for the Propane Network Agreement. The price is established in Ps. 1,267/ton and Ps. 2.832/ton depending on the customer to whom the product is intended. As in previous periods, the difference between the given price and the export parity price determined by the MINEM is economically compensated to the Company by the National Government.

With respect to Plan Hogar, on April 3, 2017, the Secretary for Hydrocarbon Resources issued Resolution No. 56-E/2017 which increases the price received for butane contributed to said program. Since April 2017, the specified price was Ps. 2,568 / tn. On the other hand, the compensation received from the MINEM is currently set at Ps. 550 / tn.

It is noteworthy that, during the date of issuance of this Analysis of Financial Conditions, significant delays in the collection of compensation corresponding to the programs mentioned above continue to exist. This, despite the issuance of  MINEM Resolution No. 34/2017 on March 14, 2017, which authorizes the payment to TGS of Ps. 91.6 million due as compensation for the January to March period and May to October 2016 of the Propane Network Agreement, which were finally collected on April 26, 2017.

Regarding the ethane contract that expired on May 1, 2017, in order to guarantee the normal dispatch of said product, the Company and Polisur entered into an agreement by which the terms and conditions of said contract were extended. In this regard, as of the date of issuance of these condensed interim consolidated financial statements, the Company continues to dispatch ethane to Polisur while is negotiating with this client a final agreement.

Finally, on July 10, 2017, the Company signed a sales agreement with Shell Trading US Company to export natural gasoline. It will be in force until January 2018. Between January and May 2017, TGS sold natural gasoline to that customer at spot prices minus a discount per sold ton.

Other services

The Company renders “midstream” services that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

Other Services revenues increased by Ps. 134.5 million in the first half of 2017 compared to the same period in 2016. The increase corresponds mainly to the increase in natural gas compression and treatment services. In addition, but to a lesser extent, they contributed to the increase in net revenues, higher operating and maintenance services and engineering services rendered during the first half of 2017.

Cost of sales and administrative and selling expenses

Cost of sales, administrative and selling expenses increased approximately Ps. 996.7 million, or 44.2% in the six-month period ended June 30, 2017 when compared to the same period last year. This variation is mainly due to: (i) the cost of natural gas processed in the Cerri Complex, mainly as a consequence of the increase in the price and natural gas volumes purchased as Replacement Thermal Plant ("RTP"), (ii) higher labor costs, (iii) costs of repair and maintenance of fixed assets, (iv) turnover tax paid; and (v) depreciation of property, plant and equipment.

Other operating results

The other operating results showed a positive variation of Ps. 61.4 million mainly as a result of the positive result generated by the recovery obtained from the incident occurred at the Polisur production plant. This effect was partially offset by a higher negative charge for provisions for contingencies.

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Net financial results

The negative financial results for the six-month period ended June 30, 2017 had a positive effect of Ps. 299.3 million compared to the same period of 2016.  The breakdown of net financial expense is as follows:

This positive variation is mainly due to the lower exchange loss of Ps. 345.4 million as a result of the lower depreciation of the Argentine peso against U.S. dollar. The selling exchange rate of the peso ended at a value of Ps. 16.63 per US dollar at June 30, 2017, representing an increase of 4.7% (or Ps. 0.74 per U.S. dollar) as compared with the exchange rate at year-end 2016. Meanwhile, during the six-month period ended June 30, 2016 the exchange rate had risen 15.3% (or Ps. 2.00 per U.S. dollar) when compared with the listed price at year-end 2015.

This effect was partially offset by higher interest loss generated by financial liabilities and the lower interest income generated by financial assets as a result of the decline in the average investment rate obtained. On the other hand, the interest generated by liabilities was increased by the effect of higher interest generated by financial leases and the appreciation of the exchange rate.

Income tax expense

For the six-month period ended June 30, 2017, TGS reported a Ps. 704.3 million income tax loss, having reported in the same period of 2016 an income tax loss of Ps. 170.0 million. This positive variation is due to the taxable income generated in the first half of 2017.

2. Liquidity

The Company’s primary sources and application of funds during the six-month periods ended June 30, 2017 and 2016 are shown in the table below:

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The net positive variation in cash and cash equivalents in the first half of 2017 was Ps. 196.6 million higher than the cash and cash equivalents variation reported in the first half of 2016.

The increase in the net cash flow generated by operations contributed with Ps. 498.0 million, primarily as a result of an improved operating income, which was partially offset by higher income tax payments and contingency cancellation, as well as lower cash flow used for financing activities of Ps. 540.6 million due to lower amount of debt amortization and dividend payment.

On the other hand, the net cash flow used for investing activities rose by Ps. 842.0 million as a result of the higher funds used for investments not considered as cash equivalents, and higher payments for property, plant and equipment acquisition in 2017.

3. Second Quarter 2017 vs. Second Quarter 2016

For the second quarter 2017, TGS posted total comprehensive income of Ps. 635.6 million, compared to Ps. 369.5 million recorded in the 2016 period.

Total net revenues for the second quarter of 2017 increased Ps. 1,025.5 million or 54.1% over the same period of the previous year.

Net revenues from Natural Gas Transportation segment during the second quarter of 2017 increased by Ps. 443.0 million from those recorded in the same period of 2016. The positive variation was mainly due to the tariff increase authorized by Resolution 4362.

Liquids revenues increased Ps. 509.9 million or 50.5% in the second quarter of 2017, from the second quarter of 2016. The revenue increase is mainly due to the increase in international

8

reference prices along with ethane volumes sold, the positive variation in the exchange rate variation of the Argentine peso against the US dollar.

In terms of volumes shipped, the increase of 27,484 short tons, or 12.5%, represented a positive variation on sales revenues.

Other services revenues rose by Ps. 72.6 million in the second quarter of 2017. This increase is mainly attributable to higher sales associated with: (i) natural gas compression and treatment services, (ii) operating and maintenance expenses, and (iii) the exchange rate variation on revenues denominated in US dollars.

Costs of sales, administrative and selling expenses for the second quarter of 2017 increased approximately Ps. 529.9 million from the same previous year period. This variation is mainly due to higher: (i) costs of natural gas used as RTP, (ii) labor costs, (iii) turnover tax and the ENARGAS inspection and control licensee fee and (iv) other operating costs of the natural gas transportation system.

Other negative operating results recorded in the second quarter of 2017 amounted to Ps. 36.5 million, compared to the negative result of Ps. 11.7 million reported in the period 2016. This variation was due to the lower charge to results for recovery of claims recorded in the period of 2017 offset by the lower charge for provisions recognized in such period.

In the second quarter of 2017, negative financial results rose by Ps. 105.2 million compared to the same period in 2016. This variation is mainly attributable to: (i) the higher negative charge for exchange differences as a result of the higher depreciation of the Argentine peso against the US dollar over the net liability position in foreign currency, (ii) the higher interest generated by financial liabilities, and (iii) the lower interest generated by financial assets after placing financial investments at lower rates. These effects were offset by the recognition of a loss on derivative financial instruments contracted by the Company, as no results were recorded during the second quarter of 2017. As of June 30, 2017, the Company does not have derivative financial instruments.

4. Consolidated Financial Position Summary

Summary of the consolidated financial position information as of June 30, 2017, 2016, 2015, 2014 and 2013:

5. Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the six-month periods ended June 30, 2017, 2016, 2015, 2014 and 2013:

9

6. Consolidated Cash Flows Summary

Summary of the consolidated cash flows information for the six-month periods ended June 30, 2017, 2016, 2015, 2014 and 2013:

7. Statistical Data (Physical Units)

10

8. Comparative ratios

9. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine pesos per share)

	2017	2016	2015	2014	2013
January	32.40	17.00	7.60	4.13	3.10
February	36.80	21.00	9.10	4.20	2.56
March	43.90	17.30	12.70	4.58	2.82
April	46.30	18.00	12.00	5.14	3.04
May	53.30	18.00	10.80	6.45	2.91
June	56.40	19.90	11.40	5.57	2.60
July	53.40	19.55	11.10	6.08	3.06
August		18.25	11.65	7.04	3.35
September		20.80	10.90	10.00	3.80
October		22.40	16.70	8.78	4.15
November		25.60	17.70	9.00	4.36
December		29.60	17.05	7.80	3.80

10. Outlook

As mentioned in note 17.a, on March 30, 2017, the Company signed the 2017 Transitional Agreement and its Board of Directors approved a new version of the 2017 Integral Renegotiation Agreement, which, as of the date of issuance of these Consolidated Interim Financial Statements, is still pending approval and ratification by the National Congress and the National Government. These two milestones, added to the measures adopted subsequently by ENARGAS and MINEM in the framework of the RTI process, which approved a new tariff scheme applicable in stages as from April 1, 2017 and the Five-Year Investment Plan, generated a framework of certainty for the Gas Natural Transportation business segment that will allow TGS to accompany the energy development of Argentina.

For this process, the Five-Year Investment Plan implies an important challenge for the Company as it will ensure that the pipeline system responds to the needs derived from the development of the country's gas reserves. In 2017, TGS will focus on management to achieve compliance and maintenance of the five-year plan mentioned above. This will enable us to develop a reliable and safe Natural Gas Transportation business, which has characterized this Company in its 25 years of existence.

In the Liquids Production and Commercialization segment, the global scenario presents great challenges due to the current situation. This is due to the higher cost of natural gas in Argentina and the prospects of a global economic slowdown that have an impact on sales prices, two factors that remove competitiveness from the products offered. For this reason, the strategy will be oriented to: (i) optimization of the production mix that allows prioritization of those products and distribution channels that provide higher margins and (ii) maximization of RTP access at reasonable costs. For this, it will be of the utmost importance to be efficient in the management of our assets, ensuring a coordinated, safe and efficient operation. In addition, and due to the

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expiration of the sale agreement for ethane in May 2017, the Company is engaged in the renegotiation and renewal of the agreement to ensure the commercialization of this product to its sole client.

In the "Other Services and Telecommunications" segments, in an even more challenging framework, the focus will be on developing attractive businesses that allow us to anticipate the needs of our clients in view of the opportunities that arise under the policies adopted by the National Government that allow for obtaining predictable prices and stable rules.

In financial terms, TGS plans to access financing to carry out the implementation of the demanding Five-Year Investment Plan and investment projects of non-regulated businesses. The objective of the Company is to maintain an optimal capital structure in accordance with its investment needs, at a cost of financing agreed, in order to maximize profitability for shareholders.

As regards their daily operations, TGS will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. To this end, the Company will carry out actions aimed at the reduction of cost increases in operating and maintenance without affecting the reliability and availability of the pipeline system. We will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities. Finally, we will deepen training initiatives for the staff for technical and management training resources.

Autonomous City of Buenos Aires, August 7, 2017.

      Gustavo Mariani

                               Vice-Chairman of the Board of Directors

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English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

 (Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Gustavo Mariani

Vicechairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

(Stated in thousands of pesos as described in Note 3)

| | Notes | 06/30/2017 | 12/31/2016 |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 12 | 5,706,528 | 5,333,344 |
| Investments in associates | 10 | 2,847 | 2,874 |
| Other financial assets at amortized cost | 9.m. | 17,462 | 21,584 |
| Other financial assets at fair value through profit or loss | 9.l. | 62,543 | 142,872 |
| Deferred income tax asset | | 240 | - |
| Other receivables | 9.a. | 47,216 | 75,465 |
| Trade receivables | 9.b. | 5,057 | 8,122 |
| **Total non-current assets** | | **5,841,893** | **5,584,261** |
| **Current assets** | | | |
| Other receivables | 9.a. | 423,384 | 378,272 |
| Inventories | | 174,535 | 116,863 |
| Trade receivables | 9.b. | 1,131,996 | 1,226,439 |
| Other financial assets at amortized cost | 9.m. | 717,827 | 14,900 |
| Other financial assets at fair value through profit or loss | 9.l. | 133,211 | 55,508 |
| Cash and cash equivalents | 9.c. | 2,062,491 | 1,555,089 |
| **Total current assets** | | **4,643,444** | **3,347,071** |
| **Total Assets** | | **10,485,337** | **8,931,332** |
| **EQUITY** | | | |
| Common stock | | 1,345,300 | 1,345,300 |
| Legal Reserve | | 269,059 | 247,503 |
| Future dividends reserve | | 912,010 | - |
| Future capital expenditures reserve | | - | 2,891 |
| Accumulated retained earnings | | 1,300,453 | 930,675 |
| Non-controlling interests | | 7 | 9 |
| **Total equity** | | **3,826,829** | **2,526,378** |
| **LIABILITES** | | | |
| **Non-current liabilities** | | | |
| Deferred tax liabilities | | 419,078 | 416,716 |
| Advances from customers | 9.d. | 306,076 | 313,686 |
| Loans | 13 | 2,856,585 | 3,771,604 |
| **Total non-current liabilities** | | **3,581,739** | **4,502,006** |
| **Current liabilities** | | | |
| Provisions | 15 | 170,691 | 221,433 |
| Advances from customers | 9.d. | 28,538 | 37,594 |
| Other payables | 9.e. | 33,179 | 3,816 |
| Taxes payables | 9.f. | 72,619 | 59,192 |
| Income tax payable | | 589,739 | 305,410 |
| Payroll and social security taxes payable | | 160,987 | 168,859 |
| Loans | 13 | 1,182,229 | 145,396 |
| Trade payables | 9.g. | 838,787 | 961,248 |
| **Total current liabilities** | | **3,076,769** | **1,902,948** |
| **Total liabilities** | | **6,658,508** | **6,404,954** |
| **Total equity and liabilities** | | **10,485,337** | **8,931,332** |

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Gustavo Mariani

Vicechairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Stated in thousands of pesos as described in Note 3)

Gustavo Mariani

Vicechairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2017 AND 2016

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

| | 2017 | 2016 |
|---|---|---|
| **CASH FLOWS PROVIDED BY OPERATING ACTIVITIES** | | |
| Total comprehensive income for the period | 1,300,455 | 317,436 |
| **Reconciliation of total comprehensive income to cash flows provided by operating activities:** | | |
| Depreciation of property, plant and equipment | 172,610 | 119,593 |
| Consumption of materials | 4,842 | 2,564 |
| Share of profit from associates | 28 | (1,784) |
| Increase in allowances and provisions | 71,480 | 62,841 |
| Interest expense accrual | 187,399 | 193,859 |
| Interest loss on Other financial assets other than Cash and cash equivalents | (13,778) | (20,429) |
| Income tax | 704,308 | 169,953 |
| Derivative financial instrument results | - | 8,933 |
| Foreign exchange loss | 94,423 | 407,573 |
| **Changes in assets and liabilities:** | | |
| Trade receivables | (7,206) | (25,799) |
| Other receivables | 11,533 | (105,688) |
| Inventories | (57,672) | (58,521) |
| Trade payables | (264,230) | 71,567 |
| Payroll and social security taxes | (7,872) | 2,170 |
| Taxes payables | 17,782 | (47,554) |
| Income tax | (126,381) | (4,554) |
| Other payables | 29,363 | (36,471) |
| Provisions | (141,925) | (9,374) |
| Interest paid | (143,264) | (166,522) |
| Income tax paid | (326,021) | (2,376) |
| Derivative financial instruments | - | 118,490 |
| Advances from customers | (16,442) | (4,465) |
| **Cash flows provided by operating activities** | 1,489,432 | 991,441 |
| **CASH FLOWS USED IN INVESTING ACTIVITIES** | | |
| Additions to property, plant and equipment | (378,922) | (206,313) |
| Financial assets not considered cash equivalents | (632,788) | 36,626 |
| **Cash flows used in investing activities** | (1,011,710) | (169,687) |
| **CASH FLOWS USED IN FINANCING ACTIVITIES** | | |
| Payment of loans | (4,970) | (445,827) |
| Dividends paid to the Company's shareholders | - | (99,734) |
| Dividends paid to the non-controlling interest | (4) | - |
| **Cash flows used in financing activities** | (4,974) | (545,561) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 472,748 | 276,193 |
| **Cash and cash equivalents at the beginning of the year** | 1,555,089 | 872,537 |
| **Foreign exchange gain on Cash and cash equivalents** | 34,654 | 74,599 |
| **Cash and cash equivalents at the end of the period** | 2,062,491 | 1,223,329 |

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

For supplemental cash flow information see Note 7.

Gustavo Mariani

Vicechairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.

GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

On April 26, 2017, the Ordinary and Extraordinary Shareholders’ Meeting (the “Shareholders’ Meeting”) approved the amendment of TGS’ bylaws (the "Statutory Modification") in order to: (i) expand the corporate purpose in order to incorporate the development of complementary, accessory, related and / or derived activities of natural gas transportation, such as the generation and sale of electricity and the provision of other services for the hydrocarbons sector in general, and (ii) the creation of an Executive Committee of the Board of Directors under the terms of Article 269 of the General Companies Law. The objective is to provide this Administration body with greater flexibility in decision-making. In relation to compliance with the regulatory requirements, it has been recorded that the Statutory Modification has not received comments from ENARGAS, in what concerns its competence, as informed by a note dated April 25, 2017, nor from (ii) the Comisión Nacional de Valores ("CNV"), which has made up the Statutory Modification through a note dated April 18, 2017.

On July 14, 2017, through the issuance of Resolution No. 18,852, the CNV approved the Statutory Modification and requested the documentation to be sent to the General Inspection of Justice for its registration.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (in the process of merging with Pampa Energía S.A. “Pampa Energía”), which holds 10% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Argentine Branch and whose beneficiary is Petrobras Hispano Argentina SA, a wholly owned subsidiary of by Pampa Energía) (the "Trust"), who has a trust shareholding of 40% of the share capital of CIESA) and (iii) Grupo Inversor Petroquímica S.L. (member of GIP Group, headed by Sielecki´s family; “GIP”), and PCT L.L.C. ("PCT"), which directly and together with WST S.A. (Member of Werthein Group, "WST") indirectly through PEPCA S.A. ("PEPCA"), hold a 50% of the shareholding in CIESA.

The current shareholding structure of CIESA is the result of the transaction carried out on July 27, 2016, by which: (i) Pampa Energía S.A. and its subsidiary Pampa Participaciones SA sold all of the capital stock and votes of its ownership in PEPCA in favor of GIP (by 51%), WST (by 45.8%) and PCT (by 3.2%), and (ii) Pampa Inversiones S.A. transferred its status as beneficiary of the Trust to GIP and PCT, with a holding of 55% and 45%, respectively (the "Transaction").

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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On July 27, 2016, Pampa Energía SA acquired from an affiliate of Petroleo Brasileiro SA the total shareholding and votes of Petrobras Participaciones S.L., the controlling company of Petrobras Argentina S.A., and consequently the indirect control of Petrobras Hispano Argentina S.A.

On August 9, 2016, ENARGAS authorized the change of share control in CIESA, approving through Resolution No. I/3939: (i) the acquisition by Pampa Energía of the entire shareholding that Petrobras Participaciones S.L. held in Petrobras Argentina; (ii) the acquisition by GIP, WST and PCT of PEPCA shareholding; (iii) the transfer of rights made by Pampa Energía to GIP and PCT and, (iv) the replacement of The Royal Bank of Scotland N.V. Argentine Branch as Trustee of the Trust, by TMF Trust Company (Argentina) S.A.

On December 7, 2016, Pampa Energía, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Pampa Participaciones S.A. and Pampa Inversiones S.A. (jointly "Pampa Group") requested authorization from ENARGAS to exercise the exchange option (the "Exchange") provided for in the Transaction. The Exchange consists of a series of transfers by which Pampa Group transfers to GIP and PCT 40% of the capital stock of CIESA, while GIP and PCT transfer to Petrobras Hispano Argentina S.A. their status as Beneficiaries of the Trust. Thus, the Exchange did not modify GIP, PCT and WST percentage ownership of CIESA, and thereby TGS. Finally, the Exchange was approved by ENARGAS on December 29, 2016, and notified to CIESA on January 17, 2017.

As a result of the Transaction and the Exchange, GIP, WST and PCT hold 50% of CIESA's capital stock in the following proportions: GIP 27.10%, WST 4.58% and PCT 18.32%, while Pampa Group holds the remaining 50%.

On February 16, 2017, the Extraordinary Shareholders’ Meetings of Pampa Energía and Petrobras Argentina S.A approved the merger commitment mentioned above. The merger will be effective as of November 1, 2016. At the date of issuance of these consolidated financial statements, the administrative compliance of the merger is still pending by the controlling bodies.

2.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its condensed interim consolidated financial statements for the six-month periods ended June 30, 2017 and 2016 in compliance with the provisions of the New Text 2013 of the CNV. In these condensed interim consolidated financial statements, TGS and Telcosur, its consolidated subsidiary, are jointly referred to as “the Company”.

3.

BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with and complied with International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013.

These condensed interim financial statements do not include all information and disclosures required for annual financial statements and should be read in conjunction with TGS’ annual financial statements as of December 31, 2016 issued on March 7, 2017.

Detailed data reflecting subsidiary control as of June 30, 2017 is as follows:

	% of shareholding
Company	and votes	Closing date	Main activity

Telcosur	99.98	December 31	Telecommunication Services

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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Functional and presentation currency

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiary, unless otherwise stated.

IAS 29 "Financial reporting in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy, regardless of whether they are based on the historical cost method or the current cost method, are expressed in terms of the current unit of measure at the reporting date of the reporting period. For this purpose, in general terms, the inflation produced from the date of acquisition or from the date of revaluation, as appropriate, should be included in non-monetary items. In order to conclude about the existence of a hyperinflationary economy, the standard details a series of factors to consider including a cumulative rate of inflation in three years that approaches or exceeds 100%.

As of June 30, 2017, for companies in Argentina, it is not possible to compute the cumulative inflation rate for the three-year period ended on that date based on official data of the Instituto Nacional de Estadísticas y Censos (“INDEC”), because in October 2015, INDEC ceased to compute the Wholesale Price Index, and started to compute it again as from January 2016.

At the end of the reporting period, as a result of: (i) local inflation data has not been reported consistently, (ii) the slowdown in inflation as from the second half of 2016 and (iii) inconclusive qualitative indicators, the Argentine peso does not meet the characteristics to qualify as the currency of a hyperinflationary economy according to the guidelines established in IAS 29 and, therefore, these consolidated financial statements have not been restated in constant currency.

4.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these condensed interim consolidated financial statements are consistent with those used in the financial statements for the last financial year prepared under IFRS, which ended on December 31, 2016.

New standards, amendments and mandatory interpretations for fiscal years beginning on January 1, 2017

The following standards, amendments and interpretations apply to the Company as from this fiscal year, which have had no significant impact on the financial position and results of operations.

Amendments to IAS 12 "Income Taxes"

In January 2016, the IASB issued certain amendments with respect to the recognition of deferred tax assets for unrealized losses.

These amendments are effective for the annual period beginning on January 1, 2017. The implementation of this amendment had no impact.

Amendments to IAS 7 "Statements of Cash Flows"

In February 2016, the IASB issued certain amendments regarding disclosures of the Statement of Cash Flows.

Modifications to the Disclosure Initiative (Amendments to IAS 7) aim entities to disclose information that enables users of financial statements to evaluate changes in liabilities arising from financing activities. For this purpose, the IASB requires that an entity shall disclose the following changes in liabilities arising from financing activities: (i) changes from financing cash flows; (ii) changes arising

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair value; and (v) other changes.

Finally, the amendments state that changes in liabilities arising from financing activities must be disclosed separately from changes in other assets and liabilities.

The Company implemented the IAS 7 in Note 7 to these condensed consolidated interim financial statements.

5.

FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and commodity price risk), credit risk and liquidity risk.

There have been no significant changes since the last annual financial statements in risk management policies.

6.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in accordance with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

In the preparation of these condensed interim consolidated financial statements, the critical judgments made by the Company when applying its accounting policies as well as the information sources used for the respective estimates are the same of those applied in the consolidated financial statements for the year ended December 31, 2016. However, as of the date of issuance of these consolidated condensed interim financial statements, the cash flows used to calculate the value of use of the assets affected to the Natural Gas Transportation segment were updated to reflect the impact of the temporary tariff increase granted by ENARGAS through Resolution No. I-4362/17 ("Resolution 4362") and the effects of the signing of a new version of the Integral Renegotiation Agreement Act (the "2017 Integral Renegotiation Agreement"), (For further information, see Note 17).

In this sense, the Company estimates that the uncertainty existing at December 31, 2016 regarding the premises used to prepare the different cash flows applicable to the recoverability test of assets used in the Natural Gas Transportation segment could be reduced and thus, it is not useful to prepare different cash flows (methodology applied until the presentation of the financial statements as of December 31, 2016). Consequently, in the assessment of the recoverability of the assets involved, a single cash flow was prepared which considered the estimates for: (i) the amount of the first installment of the tariff increase granted by Resolution 4362, (ii ) the opportunity in which the remaining increases will be granted, (iii) the rate increases to be received in the future, (iv) the semiannual adjustment mechanism provided by Resolution 4362, (v) mandatory works to be performed according to Resolution 4362 ("Five-Year Investment Plan") and (vi) the macroeconomic variables that will impact on the Company.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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Based on those estimations, Company´s management considers that the recoverable value of Property, Plant and equipment used in the gas transportation segment is higher than the carrying amount of such assets as of June 30, 2017.

7.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the six-month periods ended June 30, 2017 and 2016 are presented below:

Note 13 includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

8.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, (ii) Liquids Production and Commercialization, (iii) Other Services, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS.  Production and Commercialization of Liquids segment is regulated by the Ministry of Energy and Mining (“MINEN”) and the Secretariat of Hydrocarbons Resources.

Detailed information on each business segment for the six-month periods ended June 30, 2017 and 2016 is disclosed below:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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9.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

The breakdown of other receivables based on its currency of origin is the following:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

b)

Trade receivables

The breakdown of trade receivables based on its currency of origin is the following:

The movement of the allowance for doubtful accounts is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

c)

Cash and cash equivalents

The breakdown of cash and cash equivalents based on its currency of origin is the following:

d)

Advances from customers (1)

Advances from customers are denominated in pesos.

e)

Other payables

Other payables are denominated in pesos.

f)

Taxes payables

Taxes payables are denominated in pesos.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

g)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

h)

Cost of sales

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

i)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law

| Accounts | 2017 | | | | | | 2016 |
|---|---|---|---|---|---|---|---|
| | | Operating expenses | | | | | |
| | Total | Regulated Activities | Non Regulated Activities | Administrative expenses | Selling expenses | Financial expenses | Total |
| Salaries, wages and other contributions | 473,342 | 244,574 | 118,616 | 82,222 | 27,930 | - | 360,321 |
| Social security taxes | 91,104 | 41,539 | 21,729 | 20,795 | 7,041 | - | 66,596 |
| Compensation to Directors and Supervisory Committee | 3,675 | - | - | 3,675 | - | - | 2,387 |
| Professional services fees | 25,135 | 256 | 1,151 | 21,625 | 2,103 | - | 17,846 |
| Technical operator assistance fees | 169,241 | 73,624 | 95,617 | - | - | - | 77,951 |
| Materials | 27,005 | 7,763 | 19,242 | - | - | - | 21,688 |
| Third parties services | 56,703 | 23,639 | 28,150 | 4,914 | - | - | 32,423 |
| Telecommunications and post expenses | 4,215 | 592 | 519 | 2,939 | 165 | - | 2,061 |
| Rents | 2,161 | 627 | 504 | 958 | 72 | - | 1,489 |
| Transports and freight | 16,404 | 9,818 | 6,166 | 404 | 16 | - | 12,634 |
| Easements | 12,660 | 12,660 | - | - | - | - | 9,268 |
| Offices supplies | 1,705 | 391 | 108 | 1,018 | 188 | - | 1,227 |
| Travels expenses | 6,810 | 3,107 | 1,255 | 1,902 | 546 | - | 4,121 |
| Insurance | 15,118 | 8,788 | 5,160 | 983 | 187 | - | 10,475 |
| Property, plant and equipment maintenance | 130,425 | 101,664 | 25,726 | 2,673 | 362 | - | 77,449 |
| Depreciation of property, plant and equipment | 172,610 | 105,105 | 54,589 | 12,916 | - | - | 119,593 |
| Taxes and contributions | 253,556 | 59,208 | 5,349 | 396 | 188,603 (1) | - | 171,260 |
| Advertising | 98 | - | 2 | - | 96 | - | 390 |
| Doubtful accounts | (19,703) | - | - | - | (19,703) | - | - |
| Banks expenses | 2,045 | - | - | 2,045 | - | - | 1,017 |
| Interests expense | 238,396 | - | - | - | - | 238,396 | 218,173 |
| Foreign exchange loss | 177,566 | - | - | - | - | 177,566 | 518,261 |
| Other financial charges | 43,812 | - | - | - | - | 43,812 | 33,616 |
| Derivative financial instruments results | - | - | - | - | - | - | 8,933 |
| Costs of services rendered to third parties | 49,315 | - | 49,315 | - | - | - | 38,187 |
| Transactions among business segments | - | (73,768) | 73,768 | - | - | - | - |
| Other expenses | 15,169 | 4,832 | 2,740 | 7,290 | 307 | - | 13,004 |
| Total 2017 | 1,968,567 | 624,419 | 509,706 | 166,755 | 207,913 | 459,774 | |
| Total 2016 | | 470,195 | 286,186 | 124,342 | 160,664 | 778,983 | 1,820,370 |

(1) Includes tax on exports of Ps. 700 and Ps. 4,967 for the six-month period ended June 30, 2017 and 2016, respectively.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)

Net financial results

k)

Other operating expense

l)

 Other financial assets at fair value through profit or loss

Other financial assets at fair value through profit or loss are denominated in US dollars.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

m)

Other financial assets at amortized cost

The breakdown of other financial assets at amortized cost based on its currency of origin is the following:

10.

INVESTMENTS IN ASSOCIATES

11.

SHARE OF LOSS FROM ASSOCIATES

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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12.

PROPERTY, PLANT AND EQUIPMENT

| Account | 06/30/2017 | | | | | | | | | | | 12/31/2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | | | | | Depreciation | | | | | | |
| | Beginning of the year | Additions | Retirements | Transfers | End of the period | Accumulated at the beginning of the year | Retirements | For the period | Rate % | Accumulated at the end of the period | Net book value | Net book value |
| Pipelines | 3,646,711 | - | - | 104,283 | 3,750,994 | 1,606,593 | - | 43,671 | 2.2 | 1,650,264 | 2,100,730 | 2,040,118 |
| Compressor plants | 1,564,820 | 400 | - | 115,314 | 1,680,534 | 993,793 | - | 48,765 | 3,3 a 25 | 1,042,558 | 637,976 | 571,027 |
| Other industrial plants | 2,868 | - | - | - | 2,868 | 651 | - | 48 | 3.3 | 699 | 2,169 | 2,217 |
| Stations of regulation and/or measurement of pressure | 136,288 | - | 7,890 | 2,152 | 130,550 | 93,207 | 6,236 | 2,742 | 4.0 | 89,713 | 40,837 | 43,081 |
| Other technical installations | 28,861 | - | - | 8,588 | 37,449 | 21,944 | - | 598 | 6.7 | 22,542 | 14,907 | 6,917 |
| Subtotal assets related to natural gas transportation service | 5,379,548 | 400 | 7,890 | 230,337 | 5,602,395 | 2,716,188 | 6,236 | 95,824 | | 2,805,776 | 2,796,619 | 2,663,360 |
| Assets related to natural gas upstream service | 972,061 | - | - | 123,302 | 1,095,363 | 140,574 | - | 43,088 | 3,3 a 25 | 183,662 | 911,701 | 831,487 |
| Assets related to liquids production and commercialization service | 782,595 | - | - | 26,747 | 809,342 | 582,934 | - | 7,448 | 3.3 | 590,382 | 218,960 | 199,661 |
| Lands | 10,922 | 4 | - | - | 10,926 | - | - | - | - | - | 10,926 | 10,922 |
| Buildings and constructions | 206,842 | - | - | 14,838 | 221,680 | 106,479 | - | 2,198 | 2.0 | 108,677 | 113,003 | 100,363 |
| Fittings and features in building | 34,398 | - | - | 265 | 34,663 | 7,028 | - | 726 | 4.0 | 7,754 | 26,909 | 27,370 |
| Machinery, equipment and tools | 55,004 | 2,212 | - | 929 | 58,145 | 40,715 | - | 1,616 | 6,7 a 10 | 42,331 | 15,814 | 14,289 |
| Computers and Telecommunication systems | 470,349 | - | - | 47,386 | 517,735 | 364,652 | - | 15,190 | 6,7 a 20 | 379,842 | 137,893 | 105,697 |
| Vehicles | 44,900 | 3,193 | 1,866 | - | 46,227 | 28,949 | 1,866 | 2,647 | 20 | 29,730 | 16,497 | 15,951 |
| Furniture | 14,857 | - | - | 143 | 15,000 | 12,973 | - | 111 | 10 | 13,084 | 1,916 | 1,884 |
| Capitalization of foreign exchange loss | 177,272 | - | - | - | 177,272 | 113,795 | - | 3,762 | 4 | 117,557 | 59,715 | 63,477 |
| Materials | 482,546 | 179,657 | 3,188 | (101,859) | 557,156 | - | - | - | - | - | 557,156 | 482,546 |
| Line pack | 13,872 | - | - | - | 13,872 | 1,618 | - | - | - | 1,618 | 12,254 | 12,254 |
| Works in progress | 804,083 | 365,170 | - | (342,088) | 827,165 | - | - | - | - | - | 827,165 | 804,083 |
| Total | 9,449,249 | 550,636 | 12,944 | - | 9,986,941 | 4,115,905 | 8,102 | 172,610 | | 4,280,413 | 5,706,528 | 5,333,344 |

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.

LOANS

Short-term and long-term loans as of June 30, 2017 and December 31, 2016 comprise the following:

The breakdown of loans based on its currency of origin is the following:

The activity of the loans as of June 30, 2017 and 2016 is the following:

The maturities of the current and non-current loans as of June 30, 2017 are as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The following are the maturities of the financial leasing in force as of June 30, 2017:

14.

INCOME TAX AND DEFERRED TAX

As of the date of the issuance of these condensed interim consolidated financial statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2016.

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the six-month periods ended June 30, 2017 and 2016 is as follows:

15.

PROVISIONS

The total amount of provisions is included on current Liabilities.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

16.1

 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments since the policies disclosed by the Company as of December 31, 2016.

The categories of financial assets and liabilities as of June 30, 2017 and December 31, 2016 are as follows:

| | June 30, 2017 | | | |
|---|---|---|---|---|
| | Financial assets at fair value | Financial assets held to maturity | Loans and receivables | Total |
| **CURRENT ASSETS** | | | | |
| Trade receivables | - | - | 1,131,996 | 1,131,996 |
| Other receivables | - | - | 148,144 | 148,144 |
| Other financial assets at amortized cost | - | 703,062 | 14,765 | 717,827 |
| Other financial assets at fair value through profit or loss | 133,211 | - | - | 133,211 |
| Cash and cash equivalents | 1,072,878 | - | 989,613 | 2,062,491 |
| **Total current assets** | **1,206,089** | **703,062** | **2,284,518** | **4,193,669** |
| | | | | |
| **NON-CURRENT ASSETS** | | | | |
| Trade receivables | - | - | 5,057 | 5,057 |
| Other receivables | - | - | 7,897 | 7,897 |
| Other financial assets at amortized cost | - | - | 17,462 | 17,462 |
| Other financial assets at fair value through profit or loss | 62,543 | - | - | 62,543 |
| **Total non-current assets** | **62,543** | - | **30,416** | **92,959** |
| **Total assets** | **1,268,632** | **703,062** | **2,314,934** | **4,286,628** |

| | Financial liabilities at fair value | Other financial liabilities | Total |
|---|---|---|---|
| **CURRENT LIABILITIES** | | | |
| Trade payables | - | 838,787 | 838,787 |
| Loans | - | 1,182,229 | 1,182,229 |
| Payroll and social security taxes payables | - | 121,324 | 121,324 |
| Other payables | - | 33,179 | 33,179 |
| **Total pasivo corriente** | - | **2,175,519** | **2,175,519** |
| | | | |
| **NON-CURRENT LIABILITIES** | | | |
| Loans | - | 2,856,585 | 2,856,585 |
| **Total non-current liabilities** | - | **2,856,585** | **2,856,585** |
| **Total liabilities** | - | **5,032,104** | **5,032,104** |

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

| | December 31, 2016 | | | |
|---|---|---|---|---|
| | Financial assets at fair value | Financial assets held to maturity | Loans and receivables | Total |
| **CURRENT ASSETS** | | | | |
| Trade receivables | - | - | 1,226,439 | 1,226,439 |
| Other receivables | - | - | 169,019 | 169,019 |
| Other financial assets at amortized cost | - | - | 14,900 | 14,900 |
| Other financial assets at fair value through profit or loss | 55,508 | - | - | 55,508 |
| Cash and cash equivalents | 901,680 | - | 653,409 | 1,555,089 |
| **Total current assets** | **957,188** | - | **2,063,767** | **3,020,955** |
| | | | | |
| **NON-CURRENT ASSETS** | | | | |
| Trade receivables | - | - | 8,122 | 8,122 |
| Other receivables | - | - | 6,779 | 6,779 |
| Other financial assets at amortized cost | - | - | 21,584 | 21,584 |
| Other financial assets at fair value through profit or loss | 142,872 | - | - | 142,872 |
| **Total non-current assets** | **142,872** | - | **36,485** | **179,357** |
| **Total assets** | **1,100,060** | - | **2,100,252** | **3,200,312** |

| | Financial liabilities at fair value | Financial liabilities held to maturity | Other financial liabilities | Total |
|---|---|---|---|---|
| **CURRENT LIABILITIES** | | | | |
| Trade payables | - | - | 961,248 | 961,248 |
| Loans | - | - | 145,396 | 145,396 |
| Payroll and social security taxes payables | - | - | 134,772 | 134,772 |
| Other payables | - | - | 3,816 | 3,816 |
| **Total pasivo corriente** | - | - | **1,245,232** | **1,245,232** |
| | | | | |
| **NON-CURRENT LIABILITIES** | | | | |
| Loans | - | - | 3,771,604 | 3,771,604 |
| **Total non-current liabilities** | - | - | **3,771,604** | **3,771,604** |
| **Total liabilities** | - | - | **5,016,836** | **5,016,836** |

16.2

 Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”). The mutual funds mainly made their placements in letters issued by the Central Bank of the Argentine Republic.

•

Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets and liabilities at their fair value classified by hierarchy as of June 30, 2017:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The fair value amount of the  financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of June 30, 2017, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2014 Notes at June 30, 2017, based on their quoted market price:

17

REGULATORY FRAMEWORK

a)

General framework of the regulated segment and general tariff situation

On March 30, 2017, the Company and the National Government signed a new transitional agreement (the "2017 Transitional Agreement "). On the same day and as agreed in the 2017 Transitional Agreement, ENARGAS issued Resolution 4362 by which:

•

The Integral Tariff Review Process ("RTI"), which will culminate in the signing of the integral agreement, was approved. As a result of this RTI, a new tariff schedule was also approved. However, according to the provisions of Resolution No. 74/2017 ("Resolution 74"), the Ministry of Energy has limited the tariff increase arising from the RTI process. MINEM provides for a limitation to the full validity of the tariff increase until the approvals of the Integral Agreement Act are completed (the "2017 Integral Renegotiation Agreement"). Accordingly, a new transitional tariff schedule in force as of April 1, 2017, which contemplates a rate increase of 64.2%, has been approved, but no increases for the Access and Use Charge ("CAU") have been approved at this stage.

•

The total tariff increase arising from the RTI process will be 214.2% and 37%, in the event that it has been granted in a single installment as of April 1, 2017, on the natural gas transportation service tariff and the CAU, respectively. As mentioned above the first stage of the increase was granted as of April 1, 2017. Resolution 74 provides that the remaining tariff increases resulting from the RTI will be granted as from December 1, 2017 (40% of the total increase) and April 1, 2018 (30% of the total increase). According to said resolution, the ENARGAS should consider the corresponding financial impact of the delay in the implementation of the tariff increase. To determine the amount of the remaining increases, ENARGAS must consider the corresponding financial effect, without affecting the Five-Year Investment Plan.

•

A Five-Year Investment Plan is approved. Resolution 4362 obliged TGS for the execution of the Five-Year Plan, which requires a high level of essential investments for the operation and maintenance of the pipeline system, to provide quality, safe and reliable service.  The Five-

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Year Plan shall be for the period from April 1, 2017 to March 31, 2022 and will amount to Ps. 6,786,543.

However, pursuant to Resolution 4362, pending the entry into force of the 2017 Integral Renegotiation Agreement, a transition investment plan is established to be made equal to 10% of the total amount of the Five-Year Investment Plan. This without prejudice to the full compliance of the Five-Year Investment Plan once the 2017 Integral Renegociation Agreement is in force.

•

A non-automatic six-month adjustment mechanism for the natural gas transportation tariff  and the investment commitments were approved. This adjustment must be approved by ENARGAS and for its calculation, the evolution of the Wholesale Price Index (“WPI”) published by INDEC will be considered.

In addition, the 2017 Transitional Agreement provides for the inability to pay dividends. For further information, see "Note 18 - Capital Stock and Dividends - b) Distribution of dividends."

At the date of issuance of these consolidated condensed interim financial statements, the 2017 Integral Renegotiation Agreement is in process of approval by the various governmental agencies involved, including the National Congress, for subsequent ratification by the National Executive Branch.

The entry into force of the 2017 Integral Renegotiation Agreement will entail the conclusion of the 2017 Transitional Agreement.

It should be noted that the 2017 Integral Renegotiation Agreement contains similar terms and conditions as those set out in the initial agreements in 2008, 2011 and 2015.

Acquisition of the Rights of Arbitration Proceedings

As of the date of issuance of these financial statements, by agreement with the National Government, the Arbitral Tribunal is suspended until October 15, 2017.

On the other hand, as provided for in the 2017 Integral Renegotiation Agreement, once the last tariff increase is in force, the Company, CIESA and shareholders representing at least two thirds of the share capital of CIESA must desist from all claims initiated or to be initiated against the National Government as from the enactment of the Public Emergency Law.

b)

Regulatory Framework for non-regulated segments

On March 14, 2017, MINEM issued Resolution No. 34 authorizing the payment of Ps. 91,578 corresponding to the compensation owed for the participation in the Propane for Networks Agreement from January to March and May to October 2016, which were collected on April 26, 2017.

As of June 30, 2017, the Argentine Government owes the Company Ps. 141,248 for these concepts.

Resolution 74 provides for an increase as from April 1, 2017 in the price of propane gas for the Propane for Networks Agreement. According to Resolution 74, the price is established in Ps. 1,267/tones ("tn") and Ps. 2,832/tn depending on the customer to whom the product is intended. As in previous periods, the difference between the given price and the export parity price determined by the MINEM is offset by the Company by means of the economic compensation paid by the National Government.

Regarding the Households with Bottles Program ("Plan Hogar") created by Presidential Decree No. 470/15, on April 3, 2017, the Ministry of Hydrocarbon Resources issued Resolution 56-E72017, which increases the price received by the butane contributed to said program, being Ps. 2,568/tn. On the other hand, the compensation received by the National Government was maintained at Ps. 550/tn.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

18

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of June 30, 2017 and 2016, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)

Dividend Distribution

The Company is temporarily limited to the distribution and payment of dividends in accordance with the provisions of the 2017 and 2016 Transitional Agreements applicable until the definitive tariff tables that arise from the RTI are in force, which will happen once the 2017 Integral Renegotiation Agreement obtain the corresponding governmental approvals.

In accordance with the provisions of the aforementioned 2017 and 2016 Transitional Agreement, TGS may not distribute dividends without the prior authorization of ENARGAS, for which purpose the compliance of the 2016 Five-Year Investment Plan and/or the corresponding part of 2017 must be accredited.

19

LEGAL CLAIMS AND OTHER MATTERS

The main changes occurring between January 1, 2017 and the date of issuance of these consolidated interim financial statements are as follows. For further information regarding the claims and legal matters of the Company, see Note 17 " Legal Claims and Other Matters" to the consolidated financial statements as of December 31, 2016 issued on March 7, 2017.

a)

Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. In this framework there have been initiated several lawsuits against TGS, which have adversely concluded by the Company.

On April 18, 2017, the Company entered into an agreement with the Tax Bureau of the Province of Tierra del Fuego, Antártida e Islas del Atlántico Sur, for which payment of Ps. 110.1 million corresponding to the settlement of the turnover tax for the period January 2013 to September 2016. As of June 30, 2017, the Company has canceled all the amounts claimed for this concept.

On July 4, 2017, the Company canceled Ps. 8.4 million corresponding to the fiscal periods August 2014 to January 2017 claimed by the province of Santa Cruz.

As of June 30, 2017 and December 31, 2016, the Company recorded a provision of Ps. 159.9 million and Ps. 207.7 million, respectively, in respect of this contingency under the line item "Provisions".  Those amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

b)

Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

On March 22, 2017, a new extension of the provisional measure was obtained (which prevents the National Government from claiming to TGS the payment of the amounts resulting from the new value of the Charge for the period from November 2011 to March 2016), thus extending its validity until September 2017, or until the dictating of the sentence that solves the matter, whichever occurs sooner.

TGS’s Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until April 1° 2016, effective date of Resolution 28. In the event this injunction had not been obtained, the impact of the Resolutions for the six-month period ended June 30, 2017, would have implied an accumulated negative impact on the retained earnings of Ps. 601.6 million.

c)

Arbitral claim

On March 16, 2017, Pan American Energy LLC Sucursal Argentina and Pan American Sur S.A. (the "applicants") filed their Complaint Memorial, in which they replied to the TGS Response Memorial and adjusted the amount of their claim to US$ 306.3 million as of March 15, 2017, total amount that would consist of US$ 134.0 million in nominal damages plus US$ 172.3 million in interest (the “Claim”). This amount would be added to accrued interest from March 15, 2017 until the date of its actual payment.

Subsequently, on July 14, 2017, the Company filed the Complaint Memorial, in which the arguments put forward by the plaintiffs in its Memorial of Replica were answered.

TGS considers that the Claim contains inconsistencies resulting from misinterpretations of the contractual provisions and an incorrect application of the mechanisms for calculating the allocation of the Products, and therefore the Company believes that the amount claimed is improper.

Although the present stage of the arbitration process and the complexity of the issue give a high level of uncertainty to the claim, TGS Management considers that there are sufficient defense arguments that will allow rebutting the claim.

d)

VAT and income tax repetition claim

On June 6, 2017, the  National Tax Court rejected the claim of repetition filed by the Company. This resolution was appealed by TGS. Management considers that it has sufficient arguments to assert its position before the Justice and obtain the revocation of the resolution of the Tax Court.

e)

Turnover tax withholding in the Province of Buenos Aires

In March 2017, TGS partially canceled the debt claimed by ARBA as agent of withholding and collection of the turnover tax, paying Ps. 2.9 million through the adherence to the payment plans offered by the Province of Buenos Aires through Law 14,890. Adherence to these payment plans allowed the partial cancellation of compensatory interest and all fines and charges claimed by ARBA.

As of the date of issuance of these condensed interim consolidated financial statements, only two outstanding cases remain in relation to TGS's omission as agent of withholding and collection of the turnover tax in 2009 and 2010.

At June 30, 2017 and December 31, 2016, the Company recorded a provision for these items of Ps. 3.9 million and Ps. 6.9 million, respectively, recorded in "Provisions", determined based on the estimated tax and interest payable at that date, in the event that this claim is unfavorable to TGS.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

20

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the six-month periods ended June 30, 2017 and 2016 were Ps. 23,544 and Ps. 19,586, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of June 30, 2017 and December 31, 2016 is as follows:

The detail of significant transactions with related parties for the six-month period ended June 30, 2017 and 2016 is as follows:

Six-month period ended June 30, 2017:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Six-month period ended June 30, 2016:

21

SUBSIDIARY AND ASSOCIATES

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of $ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Extraordinary Shareholders’ Meeting held on March 10, 2016 appointed EGS’ liquidator.

On October 13, 2016, the liquidator of EGS resolved the distribution of a dividend in kind of Ps. 4,673 through the partial transfer of the credit that EGS has with TGS as a result of the sale of the Connection Gas Pipeline,

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

which was implemented through TGS and TGU Assignment Agreements, which had full effects on November 4, 2016.

22

SUBSEQUENT EVENTS

The Financial Statements were approved and authorized for issuance by the Board of Directors on August 7, 2017.

There no exist significant subsequent events between the end of the six-month period ended June 30, 2017 and the date of the approval (issuance) of these condensed interim consolidated financial statements in addition to those already disclosed.

23

INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 TGS informs that by August 7, 2017, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2396 Amancio Alcorta Avenue in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

 Gustavo Mariani

Vice-chairman of the Board of Directors

English translation of the original report issued in Spanish for publication in Argentina

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal address: Don Bosco 3672, 5th Floor

Ciudad Autónoma de Buenos Aires

CUIT N° 30-65786206-8

I. Report on the Financial Statements

Introduction

1. We have reviewed the accompanying condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A., which comprises:  (a) the consolidated statement of financial position at June 30, 2017, (b) the consolidated statements of comprehensive income for the three and six month period ended at June 30, 2017, and the statements of changes in equity and cash flows for the six-month period then ended, and (c) a summary of significant accounting policies and other explanatory notes.

2. The balances and other information corresponding to the fiscal year 2016 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

3. The Company’s Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations; therefore, it is responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned above in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”). The Company’s Board of Directors is also responsible for performing the internal control procedures that they may deem necessary to enable the preparation of the condensed interim consolidated financial statements that are free from material misstatements, either due to errors or irregularities.

Scope of review

4. Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review, which was conducted in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', as issued by the International Auditing and Assurance Standards Board (“IAASB”), and adopted by the FACPCE as its standard of review in Argentina by Technical Resolution N° 33. Such standard requires auditor to comply with the ethical requirements relevant to the audit of the Company’s annual financial statements. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain

Price Waterhouse & Co. S.R.L.

Firma miembro de PricewaterhouseCoopersPistrelli, Henry Martin y Asociados S.R.L.

Miembro de Ernst & Young Global Limited Bouchard 557, piso 8º

C1106ABG - Ciudad de Buenos Aires

Tel: (54-11) 4850-0000

Fax (54-11) 4850-1800

www.pwc.com/ar25 de Mayo 487 – C1002ABI

Buenos Aires - Argentina

Tel.: (54-11) 4318-1600

Fax: (54-11) 4510-2220

www.ey.com

English translation of the original report issued in Spanish for publication in Argentina assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

5. Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1. are not prepared, in all material respects, in accordance with IAS 34.

Other matters

6. In relation to the figures and other information related to the year ended at December 31, 2016 and for the six month period ended at June 30, 2016, which are presented for comparative purposes, we report that:

a)

The figures and other information referred to December 31, 2016 arise from the respective consolidated financial statements, which were audited by Price Waterhouse & Co S.R.L. who expressed an unmodified opinion on those financial statements dated at March 7, 2017.

b)

The figures and other information referred to June 30, 2016 and for the six month period then ended, arise from the respective condensed interim financial statements, which were reviewed by Price Waterhouse & Co S.R.L. who expressed a conclusion with no observations  on those financial statements dated at July 25, 2016.

II. Report on other legal and regulatory requirements

In compliance with current regulations, we report that:

a)

The condensed  interim consolidated financial statements mentioned in paragraph 1. are transcribed into the “Inventory and Balance Sheet” book of Transportadora de Gas del Sur S.A. and based on our review, nothing came to our attention that causes us to believe that such financial statements are not prepared, in all material respects, in accordance with the provisions of the Commercial Companies Law and pertinent resolutions of the CNV;

b)

The condensed  interim separate financial statements  of Transportadora de Gas del Sur S.A. as of June 30, 2017 arise from accounting records kept in all formal respects in accordance with current legal regulations;

c)

The information included in points 4, 5, 6 and 8 in the “Analysis of financial conditions and results of operations for the six-month period ended June 30, 2017”, which is presented together with the condensed interim financial statements to comply with CNV regulations, arise from the corresponding condensed interim consolidated financial statement at June 30, 2017 and from the condensed interim consolidated financial statements at June 30, 2016, 2015, 2014 and 2013, which are not attached to this document and on which Price Watherhouse & Co. S.R.L. issued their review reports on July 25, 2016,  July 29, 2015, July 29, 2014 and July 23, 2013, respectively.

3

English translation of the original report issued in Spanish for publication in Argentina

d)

At June 30, 2017 the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to AR $ 30,560,835, none of which was claimable at that date.

City of Buenos Aires, August 7, 2017.

PRICE WATERHOUSE & CO. S.R.L. C.P.C.E.C.A.B.A. Tº 1 Fº 17 (Partner)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L C.P.C.E.C.A.B.A. T°1 F°13 (Partner)
Dr. Alejandro P. Frechou	Ezequiel A. Calciati

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice President

Date: August 24, 2017

Footnotes

1() Not covered by Auditor’s Limited Review, except for items 4, 5, 6 and 8.

Price Waterhouse & Co. S.R.L.

Firma miembro de PricewaterhouseCoopersPistrelli, Henry Martin y Asociados S.R.L.

Miembro de Ernst & Young Global Limited Bouchard 557, piso 8º

C1106ABG - Ciudad de Buenos Aires

Tel: (54-11) 4850-0000

Fax (54-11) 4850-1800

www.pwc.com/ar25 de Mayo 487 – C1002ABI

Buenos Aires - Argentina

Tel.: (54-11) 4318-1600

Fax: (54-11) 4510-2220

www.ey.com